Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 14, 2012

BAYTEX TO WEBCAST ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA (May 14, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) will be holding its Annual Meeting of Shareholders on Tuesday, May 15, 2012 at the Metropolitan Conference Centre, Strand/Tivoli Room, 333 – 4th Avenue S.W., Calgary, Alberta, commencing at 3:00 p.m. (MDT). Following the meeting, Mr. Derek Aylesworth, Chief Financial Officer, will deliver a corporate presentation on Baytex. Both the meeting and Mr. Aylesworth’s presentation will be webcast. The presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the meeting. The archived webcast of the meeting and presentation can also be accessed via the following URL for 30 days following the meeting:

http://events.digitalmedia.telus.com/baytex/051512/index.php

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Raymond Chan, Executive Chairman and Interim CEO	Telephone: (587) 952-3110
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca